Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

KIBALI START-UP SIGNALS POTENTIAL FOR LONG-TERM VALUE CREATION IN DRC

Kinshasa, DRC, 10 October 2013 - The new Kibali gold mine, which started production last month, could be the catalyst for substantial long-term value creation in the Democratic Republic of Congo if it is handled correctly by all its stakeholders, Randgold Resources chief executive Mark Bristow told a media briefing here today.

Randgold has developed and is operating the mine, which will be one of the largest of its kind in Africa, and has a 45% interest in it, with AngloGold Ashanti also owning 45% and the Congolese parastatal Sokimo holding the balance.

Bristow said despite some apprehension in the market about the wisdom of attempting such a giant project in this region, Kibali had been brought into production ahead of schedule and within budget.

“We were able to prove the sceptics wrong because all the stakeholders – notably the Congolese government and people – wanted this mine, and cooperated energetically to bring it into being. The next challenge is to continue our partnership in this spirit, and to work together to make Kibali successful, so that it can serve as a foundation for building general economic welfare in this region,” he said.

The open pit mine is producing one million tonnes of ore per month and the plant is ramping up well, already achieving 80% of its design capacity. With steady state production imminent, Kibali is set to start gold sales later this month. In the meantime, development of the declines and shaft for the underground mine is progressing ahead of plan, with first ore from the underground anticipated in 2015, while exploration is continuing to grow Kibali’s resources. A reserve update for Kibali will be published later this year, ahead of Randgold’s customary annual group resource and reserve declaration.

“We’ll also be providing a new production forecast for this quarter soon and it is likely that this will exceed our original estimate of 30 000 ounces, thanks to the successful early start-up. We also expect that, like all the other mines Randgold has developed, Kibali will make a profit in its first quarter of commercial operation,” Bristow said.

“Randgold sees itself as an enabler of regional development, and in line with this belief we have succeeded in interesting investors as well as the Congolese government in co-operating with us to establish a palm oil production business in the Province Orientale, where Kibali is located. With much of Kibali’s construction now complete, the work force has been reduced by some 2 500, and the proposed palm oil venture would not only ameliorate the impact of this but could make the DRC an exporter of oil and soap.”

Bristow said the history of mining in Africa was littered with projects that had failed to realise their potential because exploiting developers and greedy governments had sought to cash in prematurely instead of focusing on value creation.

“In Province Orientale, Kibali’s stakeholders have an opportunity to start with a clean slate, and to demonstrate to the world what can be achieved in Africa through a real partnership between a mining company and its hosts. To date, Randgold has delivered all that it undertook to do, and more. We expect that the Congolese authorities will also keep their side of the bargain, among other things by building the administrative capacity required to fulfil their obligations under the mining code,” he said.

“That code is still under review and we are awaiting its latest draft for comment. We are fully engaged in the review process, and the government is cognisant of our belief that any negative changes to the current code will obstruct the development of further Kibalis in the DRC.”

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Graham Shuttleworth Randgold Financial Director +44 779 771 1338	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.